UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41362

Ostin Technology Group Co., Ltd.

Building 2, 101

1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Ostin Technology Group Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), is furnishing this Form 6-K/A (the “Amendment”) to amend an error regarding the Section “Who is entitled to vote” of the Exhibit 99.1 Notice of Extraordinary General Meeting and Proxy Statement found in the Form 6-K (the “Original Filing”) filed on July 3, 2025. The content under the Section “Who is entitled to vote” shall be replaced with the following:

“Only shareholders of record as of the close of business on July 1, 2025, which we refer to as the “Record Date”, are entitled to receive notice of, and to attend and vote at, the Meeting. As of July 1, 2025, we had 132,430,032 Class A Ordinary Shares and 700,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each share held for each of the proposals. Holders of Class B Ordinary Shares as of the Record Date are entitled to one hundred (100) votes for each share held for each of the proposals.”

The remainder of the information contained in the Original 6-K remains unchanged.

In connection with the 2025 extraordinary general meeting of shareholders of Ostin Technology Group Co., Ltd., the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting and Proxy Statement
99.2*	Form of Proxy Card

*	Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ostin Technology Group Co., Ltd.

Date: July 10, 2025	By:	/s/ Tao Ling
	Name:	Tao Ling
	Title:	Chief Executive Officer

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